TSX:GNG
www.goldengoliath.com

December 5, 2013

VIA SEDAR

British Columbia Securities Commission

9th Floor, 701 West Georgia Street

Vancouver, B.C. V7Y 1L2

Attention: Corporate Financial Department

Dear Sir or Madam:

Re:

Golden Goliath Resources Ltd. (the “Company”)

Annual General Meeting

As required by Section 2.2 of National Instrument 54-101, please be advised of the following:

1.

Name of Issuer:

Golden Goliath Resources Ltd.

2.

CUSIP Number:

381059104

3.

Type of meeting

Annual General Meeting (AGM)

4.

Meeting Date:

February 18, 2014

5.

Record Date for Notice of Meeting:

January 14, 2014

6.

Record Date for Voting:

January 14, 2014

7.

Beneficial Ownership Determination Date:

January 14, 2014

8.

Class of Securities Entitled to Receive Notice:

Common Shares

9.

Class of Securities Entitled to Vote:

Common Shares

10.

Business Type:

Routine

11.

OBO Distribution Type:

Issuer will not pay for OBO’s

12.

Material Distributed to

All Canadian Holders

If you have any questions please do not hesitate to contact the undersigned.

Yours truly,

GOLDEN GOLIATH RESOURCES LTD.

“J. Paul Sorbara” President

cc: Alberta Securities Commission

cc: P.E.I. Securities Commission

cc: Manitoba Securities Commission

cc: Quebec Securities Commission

cc: New Brunswick Securities Commission

cc: Saskatchewan Securities Commission

cc: Newfoundland Securities Commission

cc: Registrar of Securities – NT

cc: Nova Scotia Securities Commission

cc: Registrar of Securities – YT

cc: Ontario Securities Commission

cc: Nunavut

cc: TSX Venture Exchange

cc: CDS Inc.

cc: Computershare Investor Services Inc.